     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1999


                                            REGISTRATION STATEMENT NO. 333-75561
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 3 TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 SEPRACOR INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         DELAWARE                                                    22-2536587
               (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER IDENTIFICATION NO.)
             OF INCORPORATION OR ORGANIZATION)

                            ------------------------

                                111 LOCKE DRIVE
                        MARLBOROUGH, MASSACHUSETTS 01752
                                 (508) 481-6700
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                              TIMOTHY J. BARBERICH
                            CHIEF EXECUTIVE OFFICER
                                 SEPRACOR INC.
                                111 LOCKE DRIVE
                        MARLBOROUGH, MASSACHUSETTS 01752
                                 (508) 481-6700
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                         ------------------------------

                                    COPY TO:

                              MARK G. BORDEN, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 526-6000
                            ------------------------

            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering, check the following box. / /
---------.

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering, check the following box. / /
---------.

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.

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                   SUBJECT TO COMPLETION, DATED JULY 23, 1999

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                 SEPRACOR INC.
                                  $300,000,000
                       PRINCIPAL AMOUNT OF 7% CONVERTIBLE
                        SUBORDINATED DEBENTURES DUE 2005
                             ---------------------

                        2,402,402 SHARES OF COMMON STOCK
                           $0.10 PAR VALUE PER SHARE
                             ---------------------

    The principal terms of the debentures include the following:

    - Interest:..............................  accrues from December 10, 1998 at the rate of
                                               7% per year, payable semi-annually on each
                                               June 15 and December 15, beginning June 15,
                                               1999

    - Maturity Date:.........................  December 15, 2005, unless earlier redeemed

    - Conversion Rate:.......................  $124.875 in principal amount per share of common stock, subject to adjustment

    - Subordination..........................  effectively subordinated to all Indebtedness and liabilities of Sepracor; no restriction
                                               on incurrence of additional Indebtedness

    - Redemption.............................  redeemable by Sepracor or the holders


    The debentures are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market. Sepracor's common stock is traded on the Nasdaq National Market under the symbol "SEPR". On July 22, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $83.1875 per share. The securities offered by this prospectus may be offered in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.


    INVESTING IN THE DEBENTURES OR OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                             ---------------------

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                 The date of this Prospectus is July   , 1999.

    This prospectus incorporates important business information about Sepracor that is not included or delivered with this document. This information is available without charge to stockholders upon written or oral request. Please contact Sepracor at 111 Locke Drive, Marlborough, Massachusetts 01752, attention: Chief Financial Officer, 508-481-6700. Also see "Where You Can Find More Information" in this prospectus.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

Sepracor...................................................................................................           3

Risk Factors...............................................................................................           4

Use of Proceeds............................................................................................          13

Ratio of Earnings to Fixed Charges.........................................................................          13

Description of Debentures..................................................................................          13

Material United States Federal Income Tax Considerations...................................................          23

Selling Securityholders....................................................................................          30

Plan of Distribution.......................................................................................          34

Legal Matters..............................................................................................          35

Experts....................................................................................................          35

Additional Filings and Company Information.................................................................          36

Where You Can Find More Information........................................................................          36

Cautionary Statement Concerning Forward-Looking Information................................................          37

                                    SEPRACOR

    We are a specialty pharmaceutical company focused on the cost-effective development of safer, purer and more effective drugs that are improved versions of widely prescribed pharmaceutical compounds. We refer to these improved drugs as improved chemical entities, or ICEs. We select for development widely sold drugs with potential for improved efficacy, reduced side effects, or both. The existing compounds we seek to improve are referred to as the parent compounds.

    We have focused much of our development efforts on parent compounds that are chiral compounds. Chiral compounds, which account for approximately 500 currently available drugs, are mixtures of mirror image molecules known as isomers. When a chiral compound contains equal amounts of both isomers, it is a racemic mixture, and the two isomers are generally referred to as an S-isomer and an R-isomer. Although these isomers are identical in chemical composition, their three dimensional structures differ and, as a result, they often have different biological activity. For example, sometimes only one isomer of the pair is responsible for a drug's efficacy while the other produces undesirable side effects. We seek to purify racemic mixtures to produce drugs with improved efficacy and/or reduced side effects.

    We also seek to improve existing drugs by developing compounds in their active metabolite form. An active metabolite is a by-product of a drug. Like the different isomers of a chiral drug, the activity of the metabolites and the isomers of metabolites may vary from the activity of the parent compound. By studying active metabolites, we are seeking to produce drugs with new therapeutic uses, improved efficacy and/or reduced side effects.

    We believe that we may be able to develop our ICEs in less time, at lower cost and at reduced risk than that required for typical drug development. We believe we can reduce:

    - discovery efforts for our ICEs;

    - the cost and duration of clinical trials if we can rely on preclinical and clinical trial data used in the course of obtaining regulatory approval for the parent drug;

    - the risk that we will not be able to obtain regulatory approval of an ICE, because the FDA has already approved the parent drug; and

    - some of the marketing risks, due to an existing market for the parent drug.

    We have filed, and expect to continue to file, applications for patents for our ICEs under development. Typically, a parent compound is covered by one or more composition-of-matter patents, which are patents covering the chemical composition of the drug. Our patent applications typically cover the use of the single-isomer or active-metabolite forms of a parent compound for specific therapeutic indications. These patents are referred to as method-of-use or use patents. We have a two-part strategy for commercializing our ICEs:

    (1) We are seeking licensing or co-promotion collaborations with major pharmaceutical companies.

    (2) For selected prescription products, we intend to develop a sales force to market ICEs independently.

    When licensing or seeking to co-promote our products, we typically seek partners that have marketing and distribution strength in the market served by the drug. Most of the ICEs for which we have obtained use patents or filed patent applications are covered by composition-of-matter or other patents or patent applications typically held by third-party drug companies. We may not commercialize an ICE until the expiration of any relevant third-party patent, unless we obtain a license or a court determines the third-party patent is invalid, unenforceable or not infringed.

    Sepracor, ICE and Xopenex are trademarks of Sepracor. Other trademarks used in this prospectus are the property of their respective owners.

                                  RISK FACTORS

    You should carefully consider the following risks before making an investment decision. You should also refer to the other information set forth in this prospectus, and incorporated by reference in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could vary significantly from the results discussed in the forward-looking statements. Some risks that could cause our results to vary are discussed below.


WE HAVE NEVER BEEN PROFITABLE AND WE MAY NOT BE ABLE TO GENERATE REVENUES
  SUFFICIENT TO ACHIEVE PROFITABILITY.


    We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses applicable to common shares on a consolidated basis of approximately $93.4 million for the year ended December 31, 1998 and $26.7 million for the year ended December 31, 1997. These net losses include dividends paid on shares of our Series B preferred stock totaling $150,000 for the year ended December 31, 1998 and $600,000 for the year ended December 31, 1997. We expect to continue to incur operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial conditions will be materially and adversely affected.

WE WILL BE REQUIRED TO EXPEND SIGNIFICANT RESOURCES FOR RESEARCH, DEVELOPMENT,
  TESTING AND REGULATORY APPROVAL OF OUR DRUGS UNDER DEVELOPMENT AND THESE DRUGS MAY NOT BE DEVELOPED SUCCESSFULLY.

    We are focused on the development of improved versions of widely prescribed pharmaceutical compounds which we refer to as improved chemical entities, or ICEs. Most of our ICEs are still undergoing clinical trials or are at the early stages of development. Our drugs may not provide greater benefits or fewer side effects than the original versions of these drugs and our research efforts may not lead to the discovery of new drugs with improved characteristics. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

    - be developed successfully;

    - be proven safe and efficacious in clinical trials;

    - offer therapeutic or other improvements over comparable drugs;

    - meet applicable regulatory standards;

    - be capable of being produced in commercial quantities at acceptable costs; or

    - be successfully marketed.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A
  CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, THEN WE COULD LOSE VALUABLE INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR SIGNIFICANT DAMAGES.

    Our success depends in part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent products and technology and preventing us from marketing our products. It is also possible that we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties, or if we are required to initiate litigation against others to protect our intellectual property rights.

    We have filed various patent applications covering the composition of, and the methods of using, single-isomer or active-metabolite forms of various compounds for specific applications. However, we may not be issued patents in respect of the patent applications already filed or that we file in the future. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office, generally known as the PTO, or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents and other proprietary rights. Therefore, any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented.

    Our ability to commercialize successfully any ICE will largely depend upon our ability to obtain and maintain use patents of sufficient scope to prevent third parties from developing similar or competitive products. Third parties, typically drug companies, hold patents or patent applications covering the composition of matter for most of the ICEs for which we have use patents or patent applications. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the ICE until the expiration of these third-party patents. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor.

WE MAY NOT RECEIVE MILESTONE OR ROYALTY PAYMENTS IF A PATENT INTERFERENCE IN
  WHICH WE ARE INVOLVED IS RESOLVED AGAINST US.

    In July 1997, the PTO informed us that it had declared an interference between our use patent on a compound known as fexofenadine which is used to treat allergic rhinitis, or hay fever, and another similar use patent application filed by us, and a use patent application of Hoechst Marion Roussel, Inc. The primary objective of a patent interference, which only the PTO can declare, is to determine which party first invented the overlapping subject matter claimed by more than one party. The process to resolve an interference can take many years and the outcome of interferences varies considerably. If we lose the interference, Hoechst Marion Roussel will be issued a U.S. patent and may not be obligated to pay the milestone or royalty payments called for in the existing agreement in which we license our U.S. patent rights covering fexofenadine to Hoechst Marion Roussel. If we prevail in the interference, we will retain all of our claims in our issued patent. A favorable decision, however, does not ensure meaningful protection of our proprietary rights.

    We are using arbitration to resolve the interference, and the arbitration proceeding is ongoing. The arbitrator may or may not render a decision during the first half of 1999. Once rendered, the arbitrator's decision must be submitted to the PTO for final approval.

IF OUR PRODUCTS DO NOT RECEIVE GOVERNMENT APPROVAL, THEN WE WILL NOT BE ABLE TO
  COMMERCIALIZE THEM.

    The U.S. Food and Drug Administration, or FDA, and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by us or our development partners. These agencies impose substantial requirements on the manufacture and marketing of drugs. Our failure to obtain regulatory approval on a timely basis and any unanticipated significant expenditures on preclinical and clinical studies could adversely affect the funds we will require to advance our products to commercialization and the timing of the commercial introduction of, or our ability to market and sell our products.

    The regulatory process to obtain marketing approval requires clinical trials of a product to establish its safety and efficacy. Problems that may arise during clinical trials include:

    - results of clinical trials may not be consistent with pre-clinical study results;

    - results from later phases of clinical trials may not be consistent with the results from earlier phases; and

    - products may not be shown to be safe and efficacious.

    The clinical trial and regulatory approval process can take many years and require substantial expenditures. We may not obtain regulatory approval for products on a timely basis, if at all. With respect to some of our ICEs, we have been able to shorten the regulatory approval process by relying on the parent drug's preclinical and clinical toxicology data already on file with the FDA. However, it is possible that the FDA will not permit us to use this strategy in the future. Accordingly, we may be required to expend significant resources to complete preclinical and clinical studies for our other ICEs which would significantly delay the regulatory approval process.

    Even if the FDA or similar foreign agencies grant us regulatory approval of a product, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE AND EXPECT TO INCUR SIGNIFICANT
  EXPENSES IN DEVELOPING A SALES FORCE. IN ADDITION, OUR LIMITED SALES AND MARKETING EXPERIENCE MAY RESTRICT OUR SUCCESS IN COMMERCIALIZING OUR PRODUCTS.

    We currently have very limited sales and marketing experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we expect to license some of them to large pharmaceutical companies and market and sell others through our direct specialty sales forces or through other arrangements, including co-promotion arrangements. We have established a direct sales force to market our single isomer form of albuterol, Xopenex-TM-. As we begin to enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force. We expect to incur significant expense in expanding our direct sales force and our limited experience may restrict our success in commercializing our products.

    Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel in the pharmaceutical industry and competition for these persons is intense. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. Further, our sales and marketing efforts may not be successful, and the need to comply with FDA limits on drug product marketing, including limits on claims of comparative safety or efficacy, may inhibit the effectiveness of our marketing efforts. In addition, we will need to enter into co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any co-promotion arrangements, and the terms of any co-promotion arrangements may not be favorable to us.

IF WE DO NOT MAINTAIN CURRENT GOOD MANUFACTURING PRACTICES, THEN THE FDA COULD
  REFUSE TO APPROVE MARKETING APPLICATIONS. WE DO NOT HAVE THE CAPABILITY TO MANUFACTURE IN SUFFICIENT QUANTITIES ALL OF THE PRODUCTS WHICH MAY BE APPROVED FOR SALE, AND DEVELOPING AND OBTAINING THIS CAPABILITY WILL BE TIME CONSUMING AND EXPENSIVE.

    The FDA and other regulatory authorities require that our products be manufactured according to their Good Manufacturing Practices standards. Our failure to maintain current Good Manufacturing Practices compliance and/or scale up our manufacturing processes could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

    Failure to increase our manufacturing capabilities may mean that even if we develop promising new products, we may not be able to produce them. We currently operate a manufacturing plant that is compliant with current Good Manufacturing Practices that we believe can produce commercial quantities of Xopenex and support the production of our other possible products in amounts needed for our clinical trials. However, we will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, we may be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

    We currently have a supply contract with ChiRex Inc. that commits us to purchase through December 31, 2001 all of our annual requirements of those drugs that we will market directly through our specialty sales force, provided ChiRex meets certain pricing, supply and quality control conditions. If ChiRex experiences delays or difficulties in producing, packaging or delivering the drugs, market introduction and subsequent sales of the drugs that we market through our specialty sales force could be adversely affected. Under this supply agreement, however, we retain the right to manufacture commercial quantities of our drugs in our Nova Scotia manufacturing plant.

WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN
  INSURANCE AT ACCEPTABLE COSTS OR OTHERWISE PROTECT AGAINST POTENTIAL LIABILITY CLAIMS.

    We may be subjected to product liability claims that are inherent in the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we maintain limited product liability insurance coverage for both the clinical trials and commercialization of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that insurance subsequently obtained will not provide adequate coverage against all potential claims.

THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS COULD BE DELAYED OR
  TERMINATED IF OUR COLLABORATIVE PARTNERS TERMINATE, OR FAIL TO PERFORM THEIR OBLIGATIONS UNDER, THEIR AGREEMENTS WITH US.

    Our ability to commercialize certain drugs that we develop is likely to depend significantly on our continued ability to enter into collaborative agreements with pharmaceutical companies to fund all or part of the costs to complete the development of these drugs and to manufacture and/or market these drugs. In each of our collaborative arrangements and, to the extent that we enter into additional collaborative arrangements, we depend upon the efforts of our collaboration partners, and these efforts may not be successful. If any of our collaboration partners were to breach or terminate their agreements with us or fail to perform their obligations to us in a timely manner, the development and commercialization of the products could be delayed or terminated. Any delay or termination of this type could have a material, adverse effect on our financial condition and results of operations because we may be required to expend additional funds to bring our products to commercialization, and milestone or royalty payments from collaborative partners or revenue from product sales, if any, could be delayed or terminated. Any failure or inability by us to perform some of our obligations under a collaborative agreement could reduce or extinguish the benefits to which we are otherwise entitled under the agreement.

    Currently, we have five collaborative agreements. We have licensed to Hoechst Marion Roussel our U.S. patent rights to fexofenadine, which is marketed by Hoechst Marion Roussel as Allegra-Registered Trademark-, and are entitled to receive royalties on all U.S. sales of Allegra when the patent on the parent drug expires. We, however, are currently party to an interference involving Allegra which, if decided against us, could result in the loss of all or substantially all of the royalties to which we are entitled under the license agreement on future sales of Allegra. See "--We are Involved in a Patent Interference." We have also licensed our worldwide patent rights in desloratadine to Schering-Plough Ltd., pursuant to which we are entitled to receive royalties from Schering-Plough upon the initial sale of the product. We have entered into an agreement with Janssen Pharmaceutica N.V., a wholly owned subsidiary of Johnson & Johnson, with respect to the joint development and co-promotion of norastemizole. On May 14, 1999, Sepracor announced that Janssen had elected not to exercise its option to co-promote norastemizole. We have exclusively licensed our rights to a compound known as norcisapride to Janssen, and are entitled to receive royalties on product sales beginning upon the first commercial sale. These royalties will escalate upon achievement of sales volume milestones. We have exclusively licensed our R-fluoxetine rights to Eli Lilly and Company, and, in addition to up-front license and development milestone payments, are entitled to receive royalties on product sales beginning upon the first commercial sale. This agreement will be effective on the next business day following the expiration or earlier termination of the notice and waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Under the HSR Act, we have received a request from the Federal Trade Commission for additional information in connection with the R-fluoxetine agreement. We plan to fully respond to the request and expect the agreement to become effective as soon as the Federal Trade Commission completes its review.

    We cannot assure you that we will be able to enter into collaborative agreements for ICEs in the future or that the terms of the collaborative agreements, if any, will be favorable to us. The inability to enter into collaborative agreements in the future could delay or preclude the development, manufacture and/or marketing of some of our drugs and could have a material adverse effect on our financial condition and results of operations because

    - we may be required to expend additional funds to advance the drugs to commercialization;

    - revenue from product sales could be delayed; or

    - we may elect not to commercialize the drugs

WE HAVE SIGNIFICANT LONG-TERM DEBT AND WE MAY NOT BE ABLE TO MAKE INTEREST OR
  PRINCIPAL PAYMENTS WHEN DUE.

    As of December 31, 1998, our total long-term debt was approximately $492.1 million and our stockholders' equity was $4.4 million. Neither the debentures issued in February 1998 nor the debentures issued in December 1998 restrict our ability or our subsidiaries' ability to incur additional Indebtedness, as defined on page 23, including debt that ranks senior to these debentures. Additional Indebtedness of Sepracor may rank senior to or on parity with these debentures in certain circumstances. See "Description of Debentures." Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. It is possible that we will be unable to meet our debt service requirements on any of our outstanding debentures. Moreover, we may be unable to repay any of our outstanding debentures at maturity or otherwise in accordance with the debt instruments.

IF SUFFICIENT FUNDS TO FINANCE OUR BUSINESS ARE NOT AVAILABLE TO US WHEN NEEDED
  OR ON ACCEPTABLE TERMS, THEN WE MAY BE REQUIRED TO DELAY, SCALE BACK, ELIMINATE OR ALTER OUR STRATEGY FOR OUR PROGRAMS.

    We may require additional funds for our research and product development programs, operating expenses, the pursuit of regulatory approvals and the expansion of our production, sales and marketing capabilities. Historically we have satisfied our funding needs through collaborative arrangements with corporate partners, equity or debt financing. We cannot assure you that these funding sources will be available to us when needed in the future, or, if available, will be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise develop or commercialize ourself. Our cash requirements may vary materially from those now planned because of factors including:

    - increased research and development expenses

    - patent developments

    - relationships with collaborative partners

    - the FDA regulatory process

    - our capital requirements

WE EXPECT TO FACE INTENSE COMPETITION AND OUR COMPETITORS HAVE GREATER RESOURCES
  AND CAPABILITIES THAN WE HAVE. DEVELOPMENTS BY OTHERS MAY RENDER OUR PRODUCTS OR TECHNOLOGIES OBSOLETE OR NONCOMPETITIVE.

    We expect to encounter intense competition in the sale of our future products. If we are unable to compete effectively, our financial condition and results of operations could be materially adversely affected because we may use our financial resources to seek to differentiate ourselves from our competition and because we may not achieve our product revenue objectives. Many of our competitors and potential competitors, which include pharmaceutical companies, biotechnology firms, universities and other research institutions, have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than we have. The fields in which we compete are subject to rapid and substantial technological change. Our competitors may be able to respond more quickly to new or emerging technologies or to devote greater resources to the development, manufacture and marketing of new products and/or technologies than we can. As a result, any products and/or technologies that we develop may become obsolete or noncompetitive before we can recover expenses incurred in connection with their development.

FLUCTUATIONS IN THE DEMAND FOR PRODUCTS, THE TIMING OF COLLABORATIVE
  ARRANGEMENTS, EXPENSES AND THE RESULTS OF OPERATIONS OF OUR SUBSIDIARIES WILL CAUSE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE VOLATILITY IN OUR STOCK PRICE.

    Our quarterly operating results are likely to fluctuate significantly, which could cause our stock price to be volatile. These fluctuations will depend on factors which include:

    - the timing of collaborative agreements for our pharmaceutical development candidates and development costs for those pharmaceuticals

    - the timing of product sales and market penetration

    - the timing of operating expenses, including marketing expenses and the costs of expanding and maintaining a direct sales force

    - the timing of significant orders for the products of BioSepra Inc., a 64%-owned subsidiary of Sepracor

    - the losses of HemaSure Inc., a 33%-owned subsidiary of Sepracor, as of December 31, 1998, and Versicor Inc., a 22%-owned subsidiary of Sepracor, to the extent we are required to recognize these losses

FAILURE BY US TO IDENTIFY AND REMEDIATE ALL YEAR 2000 RISKS COULD CAUSE A
  DISRUPTION IN OUR BUSINESS.

    The year 2000 issue is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculation or system failures. In 1996, we began a comprehensive project, fully supported by senior management, to determine the risks and impacts of the Year 2000, or Y2K, computer problem on our ability to operate into the next century. This plan took into account our status as a pharmaceutical research and development company, and our transition to a fully-developed pharmaceutical company, with research and development, manufacturing, distribution and sales functions. The project relates to the following areas: (i) our internal systems, including information technology systems, such as financial systems, and non-information technology systems, such as telephones and facilities; and (ii) the readiness of our vendors. As an emerging pharmaceutical company, direct customers are not expected to play a critical role in our Y2K analysis. In addition, our products under development will not require Y2K compliance.

    Department managers in every business area participate in the project, under the leadership of a Y2K Project Manager. We began this project in 1996 so as to incorporate Y2K readiness into our business strategy, and to identify and replace non-compliant systems and procedures as part of our normal operating plan and budget.

    We have completed our assessment of the impact of Y2K on our present and future operations, and have identified computer and micro-processor based systems, both hardware and software driven, which could potentially be affected by the turnover to the next century. These components and systems have been tested for Y2K compliance. A small group of non-critical systems are scheduled to be replaced and/or upgraded to reach compliance as part of our regular business operations plan in the second quarter of 1999.

    Our goal at this point is to be fully Y2K compliant, no later than July 1999. In this prospectus, the term Y2K compliant means that all of our systems, procedures, and products, and the systems, procedures and products of third parties that we do business with, will correctly identify and process without error all dates, including those calculations which reference leap years, and one or more centuries.

    We are now in the process of requesting Y2K compliance certification from our customers and vendors, and completing any contingency planning that might be indicated by this process. To date, most companies are either fully compliant, or plan to be within our timeframe for the completion of this project. In addition to written requests for Y2K compliance certification, we are contacting several key suppliers who provide power, telecommunications, or other critical resources to us, to review their Y2K compliance status. We have also completed a review of the outsourcing companies who package, test and distribute our products and found them to be in compliance with all Y2K issues.

    Costs related to Y2K issues are funded through the information technology operating budget and represent an immaterial portion of this information technology budget. Spending associated with Y2K issues has not caused us to defer any other information technology projects.

    To date, we have spent $200,000 to retrofit or replace computer-based systems, which were identified as lacking compliance. This included the migration of all of our desktop computers to an operating status we consider to be Y2K certified, through software upgrades or full system replacements. Our key telecommunications systems were also upgraded and/or replaced. These costs have been minimal due to the fact that Y2K compliance has been a prerequisite to all new systems acquisitions and maintenance upgrades.

    We estimate that we will incur approximately $250,000 in additional direct costs to complete our Y2K certification efforts. These costs include a contract with an independent testing firm to perform a platform and system review of our information technology-based system by June 1999 . At this time, we also plan to contract with an independent auditor to perform a full review of our compliance efforts, including contingency planning. The additional funding will also be used to address any system or process replacement requirements that may be identified as these reviews progress.

    We rely on third-party suppliers and service providers. If these or other parties experience Y2K failures or malfunctions there could be an adverse impact on our ability to conduct operations, including conducting continued pharmaceutical development efforts and manufacturing pharmaceutical products. At this time, we do not anticipate this worst case scenario to occur, nor do we anticipate any major interruptions in our ability to provide products and services to our customers.

    We have not formalized a contingency plan to date because we have almost no legacy systems and very few potential issues have surfaced to date. A more formal contingency planning effort will be addressed after the certification process is completed in June 1999. This contingency plan will include alternate vendor selection if necessary and also address potential manual procedures in areas where systems will not operate properly.

THE DEBENTURES ARE SUBORDINATED TO SENIOR RANKING DEBT AND IN SOME EVENTS WE
  WILL NOT BE ABLE TO PAY OUR OBLIGATIONS WITH RESPECT TO THE DEBENTURES UNTIL ALL OF OUR DEBT RANKING SENIOR TO THE DEBENTURES HAS BEEN FULLY REPAID.

    The debentures are not secured by our assets and are subordinate in right of payment to all of our current and future debt that ranks senior to the debentures, including:

    - all of our Indebtedness, whenever created or incurred, that is not made subordinate to or on parity with the debentures by the debt instrument;

    - our obligations under a put agreement to purchase $2.0 million of Indebtedness, as defined on page 22, of Versicor, in the event of a default by Versicor; and

    - our obligations under a guarantee of up to $5.0 million of Indebtedness of HemaSure. See "Description of Debentures."

    In the event of bankruptcy, liquidation, or reorganization or upon acceleration of the debentures due to an event of default and in certain other events, we will not be able to pay our obligations with respect to the debentures until all our debt ranking senior to the debentures has been fully repaid. It is possible that there may not be sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. At December 31, 1998, the aggregate amount of obligations that rank senior to the debentures outstanding was approximately $12.4 million and the aggregate amount of our indebtedness that would be on parity with the debentures was approximately $189.5 million. The debentures do not limit the amount of additional indebtedness, including debt ranking senior, that we can create, incur, assume or guarantee. We anticipate that, on occasion, we will incur additional Indebtedness, including debt ranking senior to the debentures which could adversely affect our ability to pay our obligations on the debentures. See "Description of Debentures."

    Holders of the debentures are also effectively subordinated to the claims of our subsidiaries' creditors to the extent of the assets of the indebted subsidiary. This subordination could adversely affect our ability to pay our obligations on the debentures. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any of our subsidiaries, creditors of the subsidiary generally will have the right to be paid in full before any distribution is made to us or the holders of the debentures. We anticipate that our subsidiaries will occasionally incur additional Indebtedness that could adversely affect our ability to pay our obligations on the debentures. See "Description of Debentures."

WE MAY BE LIMITED BY THE TERMS OF OUR INDEBTEDNESS, THE AVAILABILITY OF
  SUFFICIENT FUNDS AND COMPLIANCE WITH APPLICABLE LAWS TO REPURCHASE THE DEBENTURES UPON A FUNDAMENTAL CHANGE.

    In the event of a Fundamental Change, each holder of the debentures will have the right to require us to repurchase all or some of their debentures. In summary, Fundamental Change, which is defined on page 22, means an event which results in all or substantially all of the shares of our common stock being exchanged for consideration which is not all or substantially all common stock which is listed on a national securities exchange or automated quotation system. However, our ability to repurchase debentures upon a Fundamental Change

    - may be limited by the subordination provisions of any current or future indebtedness and related obligations that rank senior to the debentures. The indenture refers to the indebtedness and related obligations that rank senior to the debentures as Senior Obligations. Senior Obligations are further discussed on page 23.

    - may be limited by any other terms of any current or future Senior Obligations or Indebtedness.

    - will depend upon whether we have sufficient funds to pay the redemption price for all the debentures tendered by the holders.

    - will be subject to compliance with applicable laws.

    If we fail to repurchase any debentures upon a Fundamental Change, this failure

    - would result in an event of default under the indenture; and

    - could result in the acceleration of the payment of other Indebtedness.

    The term "Fundamental Change" is limited to certain specified transactions. We could, in the future, enter into other transactions that would not constitute a Fundamental Change but that could adversely affect our financial condition. Even though we are required to repurchase the debentures upon a Fundamental Change, holders still may not be protected in the event of a highly leveraged reorganization, merger or similar transaction involving us. See "Description of Debentures."

THERE IS A LIMITED MARKET FOR THE DEBENTURES AND INVESTORS MAY NOT BE ABLE TO
  SELL THEIR DEBENTURES AT A PRICE ACCEPTABLE TO THEM.

    There is a limited market for the debentures. We cannot assure you as to the liquidity of any markets that may develop for the debentures, your ability to sell your debentures or the price at which you may be able to sell your debentures. Future trading prices of the debentures will depend on many factors, including:

    - prevailing interest rates

    - our operating results

    - the price of our common stock

    - the market for similar securities

    The debentures are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market; however, we do not intend to apply for listing of the debentures on any securities exchange.

                                USE OF PROCEEDS

    All of the debentures and the shares of our common stock issuable upon conversion of the debentures are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the debentures or the shares of our common stock issuable upon conversion of the debentures.

                       RATIO OF EARNINGS TO FIXED CHARGES

    We have not recorded earnings for any of the five years ended December 31, 1998 and therefore are unable to cover fixed charges and unable to disclose the ratio of earnings to fixed charges. However, the following table discloses our net loss applicable to common shares and our amount of fixed charges for the periods indicated:

                                                                             YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                                1994       1995       1996       1997       1998
                                                              ---------  ---------  ---------  ---------  ---------

                                                                                 (IN THOUSANDS)
Net loss applicable to common shares(1).....................    (20,343)   (33,412)   (60,710)   (26,723)   (93,433)
Fixed charges(1)(2).........................................         --        565        989        989      1,241

------------------------

(1) The net loss applicable to common shares and the fixed charges shown have not been adjusted for interest expense on indebtedness of $832, $2,077, $6,140 and $16,969 for the years ended 1994, 1995, 1996, 1997 and 1998, respectively.

(2) Fixed charges consist of the amortization of deferred financing costs relating to the 7% convertible subordinated debentures due 2002, the 6 1/4% convertible subordinated debentures due 2005 and the 7% convertible subordinated debentures due 2005 and accrued dividends on Sepracor's Series B preferred stock.

                           DESCRIPTION OF DEBENTURES

GENERAL

    We issued the debentures under an indenture dated as of December 15, 1998 between Sepracor and The Chase Manhattan Bank, as trustee. We have summarized selected provisions of the indenture, the debentures and the registration rights agreement relating to the registration of the debentures below. This is a summary and is not complete. It does not contain certain exceptions and qualifications contained in the indenture, the debentures and the registration rights agreement. You should read the indenture, form of debenture and registration rights agreement which we have filed with the SEC for provisions that may be important to you. Please read "Where You Can Find More Information" on page 36. The following capitalized terms are defined on pages 22 and 23:
Designated Senior Obligations, Fundamental Change, Indebtedness and Senior Obligations.

    The debentures will mature on December 15, 2005. The debentures will bear interest at a rate of 7% per year. We:

    - will pay interest semi-annually on June 15 and December 15 of each year, commencing June 15, 1999

    - will pay interest to the person in whose name the note is registered at the close of business on the May 31 or November 30 preceding the interest payment date

    - will compute interest on the basis of a 360-day year consisting of twelve 30-day months

    - will make payments by wire transfer for debentures held by DTC or its nominee or by check mailed to the address of the person entitled to payment as it appears on the debenture register

BOOK ENTRY; DELIVERY AND FORM

    The debentures will initially be represented by one or more permanent debentures in definitive, fully registered book-entry form and which are referred to as global debentures. The global debentures will be registered in the name of Cede & Co., as nominee of Depository Trust Company, or DTC. The global debentures will de deposited on behalf of the acquirors of the debentures with a custodian or DTC for credit to the respective accounts of the acquirors or to other accounts as they may direct DTC.

THE GLOBAL DEBENTURES

    We expect that under procedures established by DTC

    - upon deposit of the global debentures with DTC or its custodian, DTC will credit on its internal system applicable portions of the global debentures to the respective accounts of persons who have accounts with the depositary; and

    - ownership of the debentures will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of persons who have accounts with DTC ("participants"), and the records of participants, with respect to interests to persons other than participants.

    So long as DTC or its nominee is the registered owner or holder of any of the debentures, DTC or its nominee will be considered the sole owner or holder of the debentures represented by the global debentures for all purposes under the indenture and under the debentures represented thereby. No beneficial owner of an interest in the global debentures will be able to transfer the interest except in accordance with the applicable procedures of DTC in addition to those provided for under the indenture.

    Payments on the debentures represented by the global debentures will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Sepracor, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debentures or for maintaining, supervising nor reviewing any records relating to the beneficial ownership interest.

    We expect that DTC or its nominee, upon receipt of any payment on the debentures represented by the global debentures, will credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the global debentures as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debentures held through these participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for the customers. This payment to the beneficial owner will be the responsibility of the participant holding the beneficial interest.

    Transfer between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated security for any reason, including to sell debentures to persons in states that require physical delivery of the security or to pledge the securities, the holder must transfer its interest in the global debentures in accordance with the normal procedures of DTC and the procedures in the indenture.

    DTC has advised us that DTC will take any action permitted to be taken by a holder of debentures, including the presentation of debentures for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the global debentures are credited and only in respect of the aggregate principal amount as to which the participant or participants has or have given direction. However, if there is an event of default under the indenture, DTC will exchange the global debentures for certificated securities that it will distribute to its participants.

    DTC has advised us as follows:

    - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934

    - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates

    - Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations

    - DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

    - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly

    - The rules applicable to DTC and its participants are on file with the SEC

    Although DTC is expected to follow these procedures in order to facilitate transfers of interests in the global debentures among participants of DTC, it is under no obligation to perform these procedures, and these procedures may be discontinued at any time. Neither Sepracor nor the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED DEBENTURES

    Interest in the global debentures will be exchanged for certificated securities if:

    - DTC or any successor depositary notifies us that it is unwilling or unable to continue as depository for the global debentures, or DTC ceases to be a "clearing agency" registered under the Securities Exchange Act of 1934, and a successor depositary is not appointed by us within 90 days

    - an event of default has occurred and is continuing with respect to the debentures and the registrar has received a request from the depositary to issue certificated securities in lieu of all or a portion of the global debentures, in which case we will deliver certificated securities within 30 days of the request

    - we determine not to have the debentures represented by global debentures

    Upon the occurrence of any of the events described in the preceding sentence, we will cause the appropriate certificated securities to be delivered.

    Neither Sepracor nor the trustee will be liable for any delay by the depositary or its nominee in identifying the beneficial owners of the related debentures. Each beneficial owner may conclusively rely on, and will be protected in relying on, instructions from the depositary or nominee for all purposes, including the registration and delivery, and the respective principal amounts, of the debentures to be issued.

RESTRICTIONS ON TRANSFER

    The debentures will be subject to certain transfer restrictions and will bear a legend to that effect.

CONVERSION OF DEBENTURES

    The holders of debentures will be entitled at any time between March 10, 1999 and December 15, 2005 to convert any debentures or any portions of any debentures, into shares of our common stock, at a conversion price of $124.875 per share, subject to adjustment as described below.

    Except as described below, we will not make any interest or dividend payment or other adjustment on conversion of any debentures.

    If a debenture is converted to common stock between a record date for an interest payment and the next interest payment date then

    - if the debenture is to be redeemed during this period, we will not be required to pay interest on the interest payment date, or

    - if otherwise, when submitted for conversion the debenture must be accompanied by funds equal to the interest payable on the interest payment date

    We are not required to issue fractional shares of common stock upon conversion of debentures. Instead of issuing fractional shares, we will pay a cash adjustment based upon the market price of our common stock on the last business day prior to the date of conversion.

    If the debentures are called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless we default in the payment of the redemption price. If a holder is exercising its option to require redemption of a debenture upon a Fundamental Change, then the debenture may be converted only if the holder properly withdraws its election to exercise its redemption option.

    The initial conversion price is subject to adjustment in certain events, including:

    - if we issue shares of our common stock as a dividend or distribution on our common stock,

    -  if we make certain subdivisions and combinations of our common stock,

    - if we issue to all holders of our common stock certain rights or warrants to purchase shares of our common stock,

    - if we distribute to all holders of our common stock shares of capital stock, other than common stock, evidences of Indebtedness, or assets,

    - if we make distributions consisting of cash, but excluding quarterly cash dividends that do not exceed certain prescribed amounts

    - if we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for all or any portion of our common stock, if the tender offer or exchange offer is

           - for more than 15% of the outstanding shares of our common stock, and

           - the payment exceeds the current market price per share of our common stock on the next trading day after the last date on which tenders or exchanged may be made.

    - if a third party makes a payment to holders of our common stock in respect of a tender offer or exchange offer by a person other than us or of any of our subsidiaries in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if the tender offer or exchange offer

           - is for an amount that increases the offeror's ownership of our common stock to more than 25%

           - the payment exceeds the current market price per share of our common stock on the next trading day after the last date on which tenders or exchanges may be made, and

           - if, as of the closing of the offer, the offering documents do not disclose a plan or intention to cause us to consolidate, merge or sell all or substantially all of our assets and no consolidation, merger or asset sales occurs within 12 months of the closing of the offer.

    We will not be required to adjust the conversion price unless the adjustment would require a change of at least 1% in the conversion price then in effect. However, any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

    If our common stock is reclassified or if we consolidate, merge, engage in a combination or sell all or substantially all of our assets, and as a result holders of our common stock are entitled to receive securities, property or assets, including cash, in exchange for their shares of common stock then the holders of the debentures will generally be entitled to convert their debentures into the securities, property or assets which holders of our common stock receive in the transaction.

    If a distribution we make to holders of our common stock is taxable, or in certain other circumstances requiring conversion price adjustments, the holders of debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Considerations" below.

    We may from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, if the board of directors has determined that this reduction would be in our best interest. Any determination by the board of directors will be conclusive. If we decide to reduce the conversion price, we will give holders of the debentures at least 15 days' notice of the reduction. We may, at our option, make any reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated that way for income tax purposes. See "Certain United States Federal Income Tax Considerations."

REDEMPTION AT OUR OPTION

    At any time on or after December 20, 2001, we may redeem the debentures in whole or in part at our option on at least 30 days' notice. This redemption will be at the prices set forth below. The redemption price is expressed as a percentage of the principal amount and any accrued interest outstanding on the debentures on the date fixed for redemption.

    If the debentures are redeemed during the period beginning December 20, 2001 and ending on December 14, 2002, the redemption price will be 104%, and if the debentures are redeemed during the 12-month period beginning December 15:

                                                                 REDEMPTION
YEAR                                                                PRICE
-------------------------------------------------------------  ---------------
2002.........................................................           103%
2003.........................................................           102
2004.........................................................           101

The redemption price will be 100% at December 15, 2005.

    If we redeem less than all of the outstanding debentures, the trustee will select debentures for redemption on a proportionate basis or by another method the trustee considers fair and appropriate. No debentures of a principal amount less than $1,000 will be redeemed in part. If we select a debenture to be redeemed in part only and the holder then converts a portion of the debenture, we will deem the converted portion of the debenture to be the portion we have selected for redemption.

    The trustee will not redeem any debentures or mail any notice of optional redemption if we are in default in payment of interest or premium on the debentures or if the trustee knows an event of default has occurred.

    The debentures are not entitled to any sinking fund, which means that we are not required to set aside in a custodial account funds to redeem the debentures.

REDEMPTION AT HOLDER'S OPTION

    If a Fundamental Change occurs at any time prior to December 15, 2005, each holder of debentures will have the right to require us to redeem any or all of that holder's debentures.

    We will

    - set a date to redeem the debentures that is 30 days after we receive notice of the Fundamental Change

    - within 10 days after the Fundamental Change, mail to all holders a notice of the Fundamental Change and the redemption rights arising because of the Fundamental Change

    - deliver a copy of the notice to the trustee

    - redeem the debentures in principal amounts of $1,000 or multiples thereof

    - redeem the debentures at a price equal to 100% of the principal, plus accrued interest up to the date of redemption. If, however, the redemption date is also an interest payment date, then we will pay interest to the holder of record on the applicable record date

    - make payment for all properly surrendered debentures promptly after the date for redemption, and

    - comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.

    To exercise the redemption right, a holder of debentures must deliver written notice of the holder's exercise of its right. The notice must be delivered to us, or to an agent designated by us, on or before the 30th day after our notice of a Fundamental Change and must be accompanied by the debentures to be redeemed, duly endorsed for transfer.

    The redemption rights of the holders of debentures could discourage a potential acquiror of Sepracor. The Fundamental Change redemption feature, however, is not the result of our knowledge of any specific effort to obtain control of Sepracor by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions.

SUBORDINATION OF DEBENTURES

    The debentures are subordinated to the prior payment in full of all of our Senior Obligations. The debentures also are effectively subordinated to all Indebtedness of our subsidiaries. The subordination of the debentures will not prevent the occurrence of any event of default under the indenture. In addition, the debentures are equal in right of payment with our 6 1/4% convertible subordinated debentures due 2005.

    In the event of any acceleration of the debentures because of an event of default under the indenture, the holders of any Senior Obligations then outstanding would be entitled to payment in full before the holders of the debentures are entitled to receive any payment or distribution. The indenture requires that we promptly notify holders of Senior Obligations if payment of the debentures is accelerated because of an event of default under the indenture.

    We also may not make any payment upon or in respect of the debentures, including upon redemption, if:

    - we are in default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of Senior Obligations, or

    - we are in default with respect to Designated Senior Obligations, the default permits a holder of the Designated Senior Obligation to accelerate its maturity and the trustee receives a written notice of payment blockage, from us or another person permitted to give the notice under the indenture.

    If we are in default on a Senior Obligation, we will resume payment on the debentures on the date on which the default is cured, waived or otherwise ceases to exist.

    If we are in default on a Designated Senior Obligation, we will resume payment on the earlier of

    - the date on which the default is cured, waived or ceases to exist or

    - 179 days after the date on which the applicable payment blockage notice is received by the trustee,

so long as the maturity of the Designated Senior Obligations has not been accelerated and no default on a Senior Obligation has occurred. If a default on a Senior Obligation has occurred, then we will resume payment on the debentures on the date on which the default on the Senior Obligations is cured, waived or otherwise ceases to exist.

    We may not commence any new period of payment blockage pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately preceding payment blockage notice. No default on a Designated Senior Obligation that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

    In the event that any holder of the debentures receives any kind of payment or distribution of our assets in contravention of any of the subordination provisions of the indenture before all Senior Obligations are paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Obligations or their representatives to the extent necessary to make payment in full of all Senior Obligations remaining unpaid.

    Any right that we have to receive the assets of any of our subsidiaries upon that subsidiary's liquidation or reorganization, and the consequent right of the holders of the debentures to receive a portion of these assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, unless we ourselves are recognized as a creditor of the subsidiary. Even if we are recognized as a creditor of any subsidiary, our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary which is senior to that held by Sepracor.

    Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debentures or to make any funds available for any payment. In addition, the payment of dividends and the making of loans and advances by our subsidiaries to us may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

    We have approximately $189.5 million in aggregate principal amount of 6 1/4% convertible subordinated debentures due 2005, and, as of December 31, 1998, we had approximately $12.4 million of Senior Obligations. The indenture does not limit the amount of additional Indebtedness, including Senior Obligations, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or guarantee.

    We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the debentures. The trustee's claims for these payments will generally be senior to those of the holders of the debentures in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

    The following are events of default under the indenture with respect to the debentures:

    - our failure to pay any interest on the debentures for 30 days

    - our failure to pay principal of or premium on the debentures

    - our failure to observe or perform any other covenants in the indenture or the debentures for 60 days after notice

    - bankruptcy, insolvency or reorganization events for either us or any of our significant subsidiaries

    If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the debentures then outstanding may declare the principal of, premium, if any, and accrued interest, on the debentures to be due and payable immediately. In the case of certain events of our bankruptcy or insolvency, the principal of, premium, if any, and accrued interest, on the debentures will automatically become immediately due and payable. However, if we cure all defaults except the nonpayment of principal of, premium, if any, and interest on any of the debentures which shall have become due by acceleration, and certain other conditions are met, with certain exceptions, the declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the debentures then outstanding.

    Any payment of principal, premium, if any, or interest that is not made when due, will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page of this prospectus from the date on which the payment was required under the terms of the indenture until the date of payment.

    If a default occurs, is continuing and is known to the trustee, the trustee will give to the holders of the debentures notice of that default or event of default within 90 days after it occurs. Except in the case of a default in any payment on the debentures, the trustee may withhold notice if it in good faith determines that withholding notice is in the interest of the holders of the debentures.

    A holder of a debenture may pursue any remedy under the indenture or the debenture only if:

    - the trustee has received from the holder written notice of a continuing event of default

    - the trustee has received from holders of at least 25% in principal amount of the outstanding debentures a written request to pursue the remedy

    - the trustee has been offered indemnity reasonably satisfactory to it

    - the trustee has failed to act for a period of 60 days after receipt of notice and offer of indemnity

    - during that 60-day period, the holders of a majority in principal amount of the outstanding debentures have not given the trustee a direction inconsistent with the written request

    The holders of a majority in principal amount of the outstanding notes have the right in most cases to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the debentures.

MODIFICATION OF THE INDENTURE

    We may amend or supplement the indenture or modify the rights of the holders of the debentures with the consent of the holders of a majority in principal amount of outstanding debentures that are issued under the indenture.

    Without the consent of each holder of a debenture so affected, no modification shall:

    - extend the fixed maturity of any debenture

    - reduce the principal amount or premium, if any,

    - change our obligation to redeem any debenture upon the happening of any Fundamental Change in a manner adverse to the holders of the debentures

    - change the currency in which the debentures are payable

    - modify the provisions of the indenture with respect to the subordination of the debentures in a manner adverse to the holders of the debentures in any material respect

    - reduce the rate or extend the time for payment of interest

    - reduce any amount payable upon redemption

    - impair the right of a holder to institute suit for payment

    - impair the right to convert the debentures into shares of our common stock subject to the terms set forth in the indenture

    In addition, without the consent of the holders of all of the debentures then outstanding, no modification shall reduce the percentage of debentures whose holders are required to consent to any modification of the indenture or any supplemental indenture.

    The indenture also provides for certain modifications of its terms without the consent of the holders of the debentures.

REGISTRATION RIGHTS OF THE DEBENTUREHOLDERS

    In connection with the issuance of the debentures and the shares of our common stock underlying the debentures, we entered into a registration rights agreement. Under the registration rights agreement, we agree to:

    - use reasonable best efforts to keep the registration statement effective until the earlier of the sale of all of the registered securities and the expiration of the Rule 144(k) holding period

    - pay all expenses of the registration statement

    - provide to each registered holder copies of this prospectus

    - notify each registered holder when the registration statement has become effective

    - take the actions required to permit unrestricted sales of the registered securities

    We will be permitted to suspend the use of this prospectus for a period not to exceed an aggregate of 60 days in any 365 day period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. We have agreed to pay predetermined liquidated damages to those holders of debentures and those holders of common stock issued upon conversion of the debentures who have requested to sell pursuant to the registration statement if this prospectus is unavailable for a period in excess of that permitted above. We have further agreed, if the failure to file or unavailability continues for a period of 30 days in excess of that permitted above, to pay predetermined liquidated damages to all holders of debentures and all holders of shares of our common stock issued upon conversion of the debentures, whether or not the holder has requested to sell pursuant to the shelf registration statement.

    A holder who sells the debentures or the common stock issued upon conversion of the debentures pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in this prospectus. The selling holder will also be required to deliver this prospectus to purchasers and be bound by those provisions of the registration rights agreement which are applicable to the holder, including certain indemnification provisions.

INFORMATION CONCERNING THE TRUSTEE

    We have appointed The Chase Manhattan Bank, as trustee under the indenture, as paying agent, conversion agent, registrar and custodian with regard to the debentures.

DEFINITIONS

    We have provided below a summary of capitalized terms used in this summary description of the debentures. The indenture contains a full definition of all these terms.

    "DESIGNATED SENIOR OBLIGATIONS" means:

    (a) Senior Obligations under our existing revolving credit facility

    (b) our obligations under a put agreement to purchase $2.0 million of indebtedness of Versicor in the event of a default by Versicor

    (c) our guarantee of repayment by HemaSure of amounts borrowed under a $5.0 million revolving line of credit with a commercial bank

    (d) any other Senior Obligations which are expressly deemed Designated Senior Obligations

    "FUNDAMENTAL CHANGE" means an event which results in all or substantially all of the shares of our common stock being exchanged for consideration which is not all or substantially all common stock which is listed on a national securities exchange or automated quotation system. A Fundamental Change would include a transaction which occurs through:

    - an exchange offer

    - liquidation

    - tender offer

    - consolidation

    - merger

    - combination

    - reclassification

    - recapitalization

    "INDEBTEDNESS" means, with respect to any person, and without duplication:

    (a) all indebtedness or obligations for borrowed money

    (b) all indebtedness or obligations evidenced by bonds, debentures, notes or similar instruments except accounts payable and accrued liabilities incurred in the ordinary course of business in connection with obtaining materials or services

    (c) all reimbursement obligations with respect to letters of credit, bank guarantees or bankers' acceptances

    (d) all obligations in respect of leases of real or personal property or assets which are required to be accounted for as capital lease obligations under generally accepted accounting principles

    (e) all obligations with respect to interest rates, swaps, caps, collar agreements, foreign currency hedges, exchanges, purchase or similar agreements

    (f) all indebtedness of others guaranteed by us

    (g) all indebtedness secured by a lien on our assets

    "SENIOR OBLIGATIONS" means any principal, premium, interest, rent payable on or in connection with, and all fees and expenses in connection with our Indebtedness. This includes any Indebtedness outstanding on the date of the indenture or incurred, assumed or guaranteed by us thereafter. However, if any instrument evidencing Indebtedness or the assumption or guarantee of Indebtedness specifically provides that the Indebtedness is not senior to the debentures, or provides that it is equal to or junior to the debentures, then that Indebtedness will not constitute Senior Obligations. In addition, our 6 1/4% convertible subordinated debentures due 2005 and any Indebtedness of any majority-owned subsidiary of our does not constitute Senior Obligations.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the debentures and the shares of our common stock into which debentures may be converted. This summary is not a complete analysis of all the potential tax considerations relating to these considerations.

    We have based this summary on the provisions of the Internal Revenue Code of 1986, applicable Treasury regulations, judicial authority and current administrative rulings and practice. All of these sources of authority are subject to change, possibly on a retroactive basis.

    This summary deals only with holders that will hold debentures and the common stock as "capital assets," within the meaning of Section 1221 of the Internal Revenue Code. It does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold debentures as a position in a hedging transaction, "straddle or conversion transaction" for tax purposes, or persons that have a "functional currency" other than the United States dollar.

    This summary discusses the tax considerations applicable to the initial purchasers of the debentures who purchase the debentures at their "issue price" as defined in Section 1273 of the Internal Revenue Code. This summary does not discuss the tax considerations applicable to subsequent purchasers of the debentures. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary. The IRS may not agree with our statements and conclusions.

    We urge investors considering the purchase of debentures to consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

UNITED STATES HOLDERS

    As used in this prospectus, the term "United States holder" means the beneficial owner of a debenture or the shares of our common stock underlying the debentures that for United States federal income tax purposes is:

    - a citizen or resident of the United States,

    - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

    - an estate the income of which is subject to United States federal income taxation regardless of its source, or

    - a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

    PAYMENT OF INTEREST

    Interest on a debenture generally will be includable in the income of a United States holder as ordinary income at the time the interest is received or accrued, in accordance with the holder's method of accounting for United States federal income tax purposes. We are obligated to pay liquidated damages to holders of the debentures in certain circumstances described under "Description of Debentures--Registration Rights of the Debentureholders." We believe that any payment of liquidated damages should be treated as subject to an "incidental contingency" for purposes of the original issue discount rules because the amount of these payments, if required to be made, is expected to be insignificant relative to the total expected amount of remaining payments on the debentures. Accordingly, any liquidated damage payments should be taxable to holders as payments of interest. Sepracor expects that the debentures will not have original issue discount.

    SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

    Upon the sale, exchange or redemption of a debenture, a United States holder generally will recognize capital gain or loss equal to the difference between:

    - the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption, except to the extent the amount is attributable to accrued interest income, which is taxable as ordinary income, and

    - the holder's adjusted tax basis in the debenture.

    A United States holder's adjusted tax basis in a debenture generally will equal the cost of the debenture to the holder, less any principal payments received by the holder. The capital gain or loss will be long-term if the United States holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. Long-term capital gains are taxed at a maximum rate of 20%, and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years.

    CONSTRUCTIVE DIVIDENDS ON DEBENTURES

    If at any time:

    - we make a distribution of cash or property to our stockholders or purchase common stock and this distribution or purchase would be taxable to our stockholders as a dividend for United States federal income tax purposes, and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, or

    - the conversion rate of the debentures is increased at the discretion of Sepracor,

then in either case, the increase in conversion rate may be deemed to be the payment of a taxable dividend to United States holders of debentures pursuant to
Section 305 of the Internal Revenue Code. These holders of debentures could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

    CONVERSION OF THE DEBENTURES

    A United States holder generally will not recognize any income, gain or loss upon conversion of a debenture into shares of our common stock, except with respect to cash received in lieu of a fractional share of common stock. This holder's tax basis in the common stock received on conversion of a debenture will be the same as the holder's adjusted tax basis in the debenture at the time of conversion, reduced by any basis allocable to a fractional share interest. The holding period for the shares of common stock received on conversion will generally include the holding period of the debenture converted.

    Cash received in lieu of a fractional share of our common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the United States holder's adjusted tax basis in the fractional share.

    DIVIDENDS ON COMMON STOCK

    The amount of any distribution by us in respect of our common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in our common stock and thereafter as gain from the sale or exchange of the stock.

    In general, a dividend distribution to a corporate United States holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock. A corporate United States holder that owns 20% or more of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

    SALE OF COMMON STOCK

    Upon the sale or exchange of shares of our common stock, a United States holder generally will recognize capital gain or loss equal to the difference between:

    - the amount of cash and the fair market value of any property received upon the sale or exchange and

    - the holder's adjusted tax basis in the common stock.

    The capital gain or loss will be long-term if the United States holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. A United States holder's basis and holding period in the shares of common stock received upon conversion of a debenture are determined as discussed above under "Conversion of the Debentures."

    INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a debenture, payments of dividends on our common stock, payments of the proceeds of the sale of a debenture and payments of the proceeds of the sale of our common stock to certain noncorporate United States holders.

    The payor will be required to withhold backup withholding tax at the rate of 31% if:

    - the payee fails to furnish a taxpayer identification number to the payor or establish an exemption from backup withholding,

    - the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect,

    - there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code or

    - there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

    Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against the holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

    NON-UNITED STATES HOLDERS

    As used herein, the term "non-United States holder" means any beneficial owner of a debenture or the shares of common stock underlying the debenture that is not a United States holder.

    PAYMENT OF INTEREST

    Generally, interest income of a non-United States holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate, or, if applicable, a lower treaty rate. However, interest paid on a debenture by us or any paying agent to a non-United States holder will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal income tax or withholding tax, provided that the interest income is not effectively connected with a United States trade or business of the non-United States holder and provided that the non-United States holder:

    - does not actually or constructively own, pursuant to the conversion feature of the debentures or otherwise, 10% or more of the combined voting power of all classes of our stock entitled to vote,

    - is not a controlled foreign corporation related to us actually or constructively through stock ownership,

    - is not a bank which acquired the debentures in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and

    - either (a) provides a Form W-8, or a suitable substitute form, signed under penalties of perjury that includes its name and address and certifies as to its non-United States status, or (b) is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8, or a suitable substitute, has been received by it from the non-United States holder or qualifying intermediary and furnishes us or our agent with a copy thereof.

    Treasury regulations, which are effective for payments made after December 31, 1999, provide alternative methods for satisfying the certification requirements described above. Generally, any certification provided on a Form W-8 that is validly in effect prior to January 1, 2000 will be treated as a valid certification until it expires under the Treasury regulations or, if earlier, until December 31, 2000. Accordingly, the alternative methods of satisfying the certification requirements will generally not be effective until January 1, 1999, and subsequent years.

    Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder with respect to interest if the interest income is effectively connected with a United States trade or business of the non-United States holder. Effectively connected interest received by a corporate non-United States holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Even though this effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed IRS Form 4224 to the payor. The Form 4224 is replaced with the Form W-8 for payments made after December 31, 1999.

    SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

    A non-United States holder of a debenture will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the debenture, including the receipt of cash in lieu of fractional shares upon conversion of a debenture into shares of our common stock, unless:

    - the gain is effectively connected with a United States trade or business of the non-United States holder,

    - in the case of a non-United States holder who is an individual, the holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or

    - the holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates.

    CONVERSION OF THE DEBENTURES

    In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a debenture into shares of our common stock by a non-United States holder except with respect to the receipt of cash in lieu of fractional shares by non-United States holders upon conversion of a debenture where any of the conditions described above under "Non-United States Holders--Sale, Exchange or Redemption of the Debentures" is satisfied.

    SALE OR EXCHANGE OF COMMON STOCK

    A non-United States holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless any of the conditions described above under "Non-United States Holder--Sale, Exchange or Redemption of the Debentures" is satisfied.

    DIVIDENDS

    Distributions by us with respect to shares of our common stock that are treated as dividends paid, or deemed paid, as described above under "United States Holders--Dividends; --Constructive Dividends" to a non-United States holder, excluding dividends that are effectively connected with the conduct of a trade or business in the United States by the holder and are taxable as described below, will be subject to United States federal withholding tax at a 30% rate, or lower rate provided under any applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder on dividends paid, or deemed paid, that are effectively connected with the conduct of a trade or business in the United States by the non-United States holder. If such non-United States holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the holder delivers IRS Form 4224 to the payor. The Form 4224 is replaced with the Form W-8 for payments made after December 31, 1999.

    Under currently applicable Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above and, under the current interpretation of Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury regulations applicable for payments made after December 31, 1999, however, non-United States holders of shares of our common stock who wish to claim the benefit of an applicable treaty rate would be required to satisfy certain certification requirements.

    DEATH OF A NON-UNITED STATES HOLDER

    A debenture held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that the holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to the debenture would not have been effectively connected with the conduct by the non-United States holder of a trade or business within the United States.

    Shares of our common stock actually or beneficially held by an individual who is a non-United States holder at the time of his or her death, or previously transferred subject to certain retained rights or powers, will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

    INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    United States information reporting requirements and backup withholding tax will not apply to payments on a debenture to a non-United States holder if the statement described in "Non-United States Holders--Payment of Interest" is duly provided by the holder, provided that the payor does not have actual knowledge that the holder is a United States person.

    Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a debenture, or any payment of the proceeds of the sale of shares of the common stock underlying the debenture effected outside the United States by a foreign office of a "broker," as defined in applicable Treasury regulations; unless the broker:

    - is a United States person,

    - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or

    - is a controlled foreign corporation for United States federal income tax purposes.

    Payment of the proceeds of any sale effected outside the United States by a foreign office of any broker that is described in the bullets of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any sale of this type to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the debenture provides the statement described in "Non-United States Holders--Payment of Interest" or otherwise establishes an exemption.

    If paid to an address outside the United States, dividends on shares of our common stock held by a non-United States holder will generally not be subject to the information reporting and backup withholding requirements described in this section. However, under recently issued Treasury regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. The new Treasury regulations apply to dividend payments made after December 31, 1998.

    UNITED STATES REAL PROPERTY HOLDING CORPORATIONS

    The discussion of the United States taxation of non-United States holders of debentures and the shares of common stock underlying these debentures assumes that we are at no time a United States real property holding corporation within the meaning of Section 897(c) of the Internal Revenue Code. Under present law, we would not be a United States real property holding corporation so long as the fair market value of our United States real property interests is less than 50% of the sum of

    - the fair market value of our United States real property interests,

    - our interests in real property located outside the United States, and

    - our other assets which are used or held for use in a trade or business.

We believe that we are not a United States real property holding corporation and do not expect to become a United States real property holding corporation.

    If we become a United States real property holding corporation, gain recognized on a disposition of debentures or the shares of common stock underlying the debentures would be subject to United States federal income tax unless:

    - the common stock is "regularly traded on an established securities market" within the meaning of the Internal Revenue Code and

    - either

       (a)the non-United States holder disposing of our common stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of our common stock, or

       (b) in the case of a disposition of debentures, the non-United States holder did not own, actually or constructively, debentures which, as of any date on which this holder acquired debentures, had a fair market value greater than that of 5% of our common stock.

                            SELLING SECURITYHOLDERS

    We originally sold the debentures on December 15, 1998 to Morgan Stanley Dean Witter and Salomon Smith Barney. These initial purchasers of the debentures have advised us that the debentures were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers," defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the debentures and/or shares of the common stock issuable upon conversion of the debentures pursuant to this prospectus.

    The debentures and the shares of common stock issuable upon conversion of the debentures have been registered pursuant to the registration rights agreement. Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the debentures and the shares of our common stock issuable upon conversion of the debentures and to keep the registration statement effective until the earlier of:

    (1) the sale of all the securities registered pursuant to the registration rights agreement, and

    (2) the expiration of the holding period applicable to these securities under Rule 144(k) under the Securities Act or any successor provision.

    The selling securityholders may choose to sell debentures and/or the shares of common stock issuable upon conversion of the debentures from time to time. See "Plan of Distribution."

    The following table sets forth:

    (1) the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement of their intent to sell or otherwise dispose of debentures and/or shares of common stock issuable upon conversion of the debentures pursuant to the registration statement,

    (2) the principal amount of debentures and the number of shares of our common stock issuable upon conversion of the debentures which they may sell from time to time pursuant to the registration statement, and

    (3) the amount of outstanding debentures and our common stock beneficially owned by the selling securityholder prior to the offering, assuming no conversion of the debentures.

    To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with Sepracor or Sepracor's affiliates, during the three years prior to the date of this prospectus.

    A selling securityholder may offer all or some portion of the debentures and shares of the common stock issuable upon conversion of the debentures. Accordingly, no estimate can be given as to the amount or percentage of debentures or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their debentures since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

    The information contained under the column heading "Shares That May be Sold" assumes conversion of full amount of the debentures held by the holder at the initial rate of $124.875 in principal amount of the debentures per share of the common stock.

                                                                  AMOUNT OF 7%                        SHARES OF
                                                  AMOUNT OF 7%     DEBENTURES                       COMMON STOCK
                                                 DEBENTURES THAT  OWNED BEFORE   SHARES THAT MAY    OWNED BEFORE
NAME                                               MAY BE SOLD      OFFERING         BE SOLD          OFFERING
-----------------------------------------------  ---------------  -------------  ----------------  ---------------
Aloha Airlines Non-Pilots Pension Trust........   $     250,000   $     250,000           2,002               0
Aloha Airlines Pilots Retirement Trust.........         125,000         125,000           1,001               0
Aloha Airlines Non-Pilots Pension Trust........         185,000         185,000           1,481               0
Amoco Corporation Mater Trust for Employee
  Pension Plans................................         962,000         962,000           7,703               0
Arkansas Teachers Retirement...................       3,605,000       3,605,000          28,868               0
Associated Electric & Gas Services Limited.....       1,200,000       1,200,000           9,609               0
Baptist Health of South Florida................         368,000         368,000           2,946               0
Bank of America................................         250,000         250,000           2,002               0
Bear Stearns & Co..............................       4,000,000       4,000,000          32,032               0
Boston Museum of Fine Arts.....................         255,000         255,000           2,042               0
BNP Arbitrage SNC..............................          50,000          50,000             400          24,850
CA Public Employees' Retirement System.........       4,000,000       4,000,000          32,032               0
Castle Convertible Fund, Inc...................         250,000         250,000           2,002               0
C&H Sugar Company, Inc.........................         300,000         300,000           2,402               0
Capital Market Transactions Inc................       4,000,000       4,000,000          32,032               0
Chrysler Corporation Master Retirement Trust...       5,665,000       5,665,000          45,365               0
Declaration of Trust for the Defined Benefit
  Plans of ICI American Holdings Inc...........       1,050,000       1,050,000           8,408               0
Declaration of Trust for the Defined Benefit
  Plans of Zeneca Holdings Inc.................         710,000         710,000           5,685               0
Delaware PERS..................................       1,575,000       1,575,000          12,612               0
Delaware State Employees' Retirement Fund......       1,430,000       1,430,000          11,451               0
Delta Air Lines Master Trust...................       2,495,000       2,495,000          19,979               0
Deutsch Bank Securities........................      24,000,000      24,000,000         192,192               0
Dunham & Associates III........................         216,000         216,000           1,729               0
Engineers Joint Pension Fund...................         694,000         694,000           5,557               0
Greyhound Lines................................         100,000         100,000             800               0
Hamilton Partners Limited......................       2,000,000       2,000,000          16,016               0
Hawaiian Airlines Employees Pension
  Plan--IAM....................................         200,000         200,000           1,601               0
Hawaiian Airlines Pension Plan for Salaried
  Employees....................................          50,000          50,000             400               0
Hawaiian Airlines Pilots Retirement Plan.......         275,000         275,000           2,202               0
Highbridge Capital Corporation.................       7,000,000       7,000,000          56,056               0
Hotel Union & Hotel Industry of Hawaii.........         290,000         290,000           2,322               0
ICI American Holdings Trust....................         680,000         680,000           5,445               0
Island Holdings................................          20,000          20,000             160               0
Jackson Investment Fund Ltd....................       2,000,000       2,000,000          16,016               0
Jeffries & Company Inc.........................           8,000           8,000              64               0

                                                                  AMOUNT OF 7%                        SHARES OF
                                                  AMOUNT OF 7%     DEBENTURES                       COMMON STOCK
                                                 DEBENTURES THAT  OWNED BEFORE   SHARES THAT MAY    OWNED BEFORE
NAME                                               MAY BE SOLD      OFFERING         BE SOLD          OFFERING
-----------------------------------------------  ---------------  -------------  ----------------  ---------------
J.M. Hull Associates, L.P......................         250,000         250,000           2,002               0
Julius Baer Securities.........................         675,000         675,000           5,405               0
J.W. McConnell Family Foundation...............         400,000         400,000           3,203               0
Kapiolani Health...............................          50,000          50,000             400               0
Kapiolani Medical Center.......................         400,000         400,000           3,203               0
LDG Limited....................................         250,000         250,000           2,002               0
Lincoln National Convertible Securities Fund...       1,500,000       1,500,000          12,012               0
Lipper Convertibles L.P........................       2,000,000       2,000,000          16,016               0
Lipper Convertibles Series II, L.P.............       3,000,000       3,000,000          24,024               0
Lipper Offshore Convertibles, L.P..............       3,000,000       3,000,000          24,024               0
Mag & Co., as Nominee for Fidelity Financial
  Trust:
  Fidelity Convertible Securities(1)...........      11,000,000      11,000,000          88,088               0
MainStay Convertible Fund......................       3,000,000       3,000,000          24,024             500
Major League Baseball..........................       2,700,000       2,700,000          21,621               0
Minnesota Power Inc............................           2,000           2,000              16               0
Morgan Stanley Dean Witter.....................      30,000,000      30,000,000         240,240               0
Motion Picture Industry Health Plan-Active
  Member Fund..................................         645,000         645,000           5,165               0
Motion Picture Industry Health Plan-Retiree
  Member Fund..................................         330,000         330,000           2,642               0
Museum of Fine Arts, Boston....................          51,000          51,000             408               0
Nalco Chemical Company.........................         350,000         350,000           2,802               0
New Hampshire Retirement System................         305,000         305,000           2,442               0
Nicholas Applegate Convertible Fund............       6,920,000       6,920,000          55,415               0
OCM Convertible Limited Partnership............         165,000         165,000           1,321               0
OCM Convertible Trust..........................       2,910,000       2,910,000          23,303               0
Paloma Securities LLC..........................         250,000         250,000           2,002               0
Parker-Hannifin Corporation....................          64,000          64,000             512               0
Paloma Strategic Securities Limited............         250,000         250,000           2,002               0
Partner Reinsurance Company Ltd................         640,000         640,000           5,125               0
Pell Rudman Trust Co., N.A.....................       1,375,000       1,375,000          11,011               0
Pepperdine University PoolA#1..................          95,000          95,000             760               0
Physicians Life................................         640,000         640,000           5,125               0
Putnam Balanced Retirement Fund................         144,000         144,000           1,153               0
Putnam Convertible Income-Growth Trust.........       7,250,000       7,250,000          58,058               0
Putnam Convertible Opportunities and Income
  Trust........................................         147,000         147,000           1,177               0
Putnam High Income Convertible and Bond Fund...         750,000         750,000           6,006               0
Queens Health Plan.............................          80,000          80,000             640               0
Raythean Company Master Pension Trust..........       2,660,000       2,660,000          21,301               0
Rhone-Poulenc Rorer Pension Plan...............          23,000          23,000             184               0
Sage Capital...................................       1,600,000       1,600,000          12,812               0
Salomon Smith Barney...........................         806,000         806,000           6,454               0
San Diego City Retirement......................       1,942,000       1,942,000          15,551               0
S.G. Cowen Securities Corporation..............       3,000,000       3,000,000          24,024               0

                                                                  AMOUNT OF 7%                        SHARES OF
                                                  AMOUNT OF 7%     DEBENTURES                       COMMON STOCK
                                                 DEBENTURES THAT  OWNED BEFORE   SHARES THAT MAY    OWNED BEFORE
NAME                                               MAY BE SOLD      OFFERING         BE SOLD          OFFERING
-----------------------------------------------  ---------------  -------------  ----------------  ---------------
San Diego County Convertible...................       5,649,000       5,649,000          45,237               0
Southern Farm Bureau Life Insurance-- FRIC.....         875,000         875,000           7,007               0
Starvest Combined Portfolio....................         250,000         250,000           2,002               0
Starvest Managed Portfolio.....................         145,000         145,000           1,161               0
State Employees' Retirement Fund of the State
  of Delaware..................................       1,985,000       1,985,000          15,895               0
State of Connecticut Combined Investment
  Funds........................................       6,810,000       6,810,000          54,534               0
State of Oregon Equity.........................       7,875,000       7,875,000          63,063               0
Summers Hill Global Partners L.P...............         125,000         125,000           1,001               0
TQA Arbitrage Fund, L.P........................       1,150,000       1,150,000           9,209               0
TQA Leverage Fund, L.P.........................       1,800,000       1,800,000          14,414               0
TQA Vantage Fund, Ltd..........................       4,200,000       4,200,000          33,633               0
TQA Vantage Plus Fund, Ltd.....................         500,000         500,000           4,004               0
Tracor Inc., Employee Retirement Plan..........         145,000         145,000           1,161               0
Transamerica Insurance Corporation of
  California...................................       3,000,000       3,000,000          24,024               0
Transamerica Life Insurance & Annuity
  Company......................................      12,000,000      12,000,000          96,096               0
University of Rochester........................          49,000          49,000             392               0
Vanguard Convertible Securities Fund, Inc......       4,120,000       4,120,000          32,992               0
Viacom Pension Plan Master Trust...............          50,000          50,000             400               0
Wake Forest University.........................       1,515,000       1,515,000          12,132               0
Zeneca Holdings Trust..........................         680,000         680,000           5,445               0
Unknown(2).....................................     118,936,000     118,936,000         952,440              --


------------------------

(1) The entity is either an investment company or portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company, or FMR Co. FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of the Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. owns 10.34% of Sepracor's outstanding common stock. FMR Co. is a wholly owned subsidiary of FMR Corp., a Massachusetts corporation.

(2) The name "Unknown" represents the remaining selling securityholders. We are unable to provide the names of these securityholders because certain of the debentures are currently evidenced by a global debenture which has been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee.

    If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of debentures pursuant to the registration statement, we may supplement this prospectus to include that information.

                              PLAN OF DISTRIBUTION

    We are registering the debentures and the shares of our common stock issuable upon conversion of the debentures to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the debentures and the shares of our common stock issuable upon conversion of the debentures covered by this prospectus.

    We will not receive any of the proceeds from the offering of the debentures or the shares of our common stock issuable upon conversion of the debentures by the selling securityholders. The debentures and shares of common stock issuable upon conversion of the debentures may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If debentures or shares of common stock issuable upon conversion of the debentures are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

    The debentures or shares of common stock issuable upon conversion of the debentures may be sold:

    - in one or more transactions at fixed prices,

    - at prevailing market prices at the time of sale,

    - at varying prices determined at the time of sale, or

    - at negotiated prices.

    Such sales may be effected in transactions, which may involve block trades or transactions in which the broker acts as agent for the seller and the buyer:

    - on any national securities exchange or quotation service on which the debentures or shares of common stock issuable upon conversion of the debentures may be listed or quoted at the time of sale,

    - in the over-the-counter market,

    - in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market, or

    - through the writing of options.

    In connection with sales of the debentures or shares of common stock issuable upon conversion of the debentures or otherwise, any selling securityholder may:

    (1) enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the debentures or shares of common stock issuable upon conversion of the debentures in the course of hedging the positions they assume,

    (2) sell short and deliver debentures or shares of common stock issuable upon conversion of the debentures to close out the short positions, or

    (3) loan or pledge debentures or shares of common stock issuable upon conversion of the debentures to broker-dealers that in turn may sell the securities.

    The outstanding common stock is publicly traded on Nasdaq. The initial purchasers of the debentures have advised us that certain of the initial purchasers are making and currently intend to continue making a market in the debentures; however, they are not obligated to do so and any market-making of this type may be discontinued at any time without notice, in the sole discretion of the initial purchasers. We do not intend to apply for listing of the debentures on Nasdaq or any securities exchange. Accordingly, we cannot assure that any trading market will develop or have any liquidity.

    The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the debentures or the shares of common stock issuable upon conversion of the debentures may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the debentures or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

    In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or any of the other available exemptions rather than pursuant to this prospectus. There is no assurance that any selling securityholder will sell any or all of the debentures or shares of common stock issuable upon conversion of the debentures described in this prospectus, and any selling securityholder may transfer, devise or gift the securities by other means not described in this prospectus.

    We originally sold the debentures to the initial purchasers in December 1998 in a private placement. We agreed to indemnify and hold the initial purchasers of the debentures harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the debentures by their initial purchasers. The registration rights agreement provides for us and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

    We agreed pursuant to the registration rights agreement to use our best efforts to cause the registration statement to which this prospectus relates to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of:

    (1) the sale of all the securities registered pursuant to the registration rights agreement and

    (2) the expiration of the holding period applicable to the securities under Rule 144(k) under the Securities Act or any successor provision.

    The registration rights agreement provides that we may suspend the use of this prospectus in connection with sales of debentures and shares of common stock issuable upon conversion of the debentures by holders for a period not to exceed an aggregate of 60 days in any 365 day period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. We will bear the expenses of preparing and filing the registration statement and all post-effective amendments.

                                 LEGAL MATTERS

    The validity of the debentures and the shares of common stock issuable upon conversion of the debentures offered hereby will be passed upon for Sepracor by Hale and Dorr LLP, a limited liability partnership including professional corporations, 60 State Street, Boston, Massachusetts 02109.

                                    EXPERTS

    The consolidated balance sheets as of December 31, 1998 and 1997 and the consolidated statements of operations, stockholder's equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants. In that report, that firm states that with respect to one subsidiary its opinion is based on the report of other independent public accountants, namely Arthur Andersen LLP. The financial statements referred to above have been included herein in reliance upon the authority of those firms as experts in accounting and auditing.

                   ADDITIONAL FILINGS AND COMPANY INFORMATION

    We file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the Commission's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. Our Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

    Our common stock is traded on the Nasdaq National Market and, therefore, the information we file with the Commission may also be inspected at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

    We have filed with the Commission a registration statement on Form S-3 to register with the Commission the resale of the debentures and shares of our common stock described in this prospectus. This prospectus is part of that registration statement, and provides you with a general description of the debentures and shares of common stock being registered, but does not include all of the information you can find in the registration statement or the exhibits. You should refer to the registration statement and its exhibits for more information about Sepracor, the debentures and the shares of common stock being registered.

                      WHERE YOU CAN FIND MORE INFORMATION

    The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information superseded by this prospectus. The prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about Sepracor and its finances.

    (1) Annual Report on Form 10-K for the year ended December 31, 1998, file number 000-19410;


    (2) Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 1998, file number 000-19410;



    (3) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, file number 000-19410;



    (4) Current Report on Form 8-K dated May 18, 1999, file number 000-19410;
       and



    (5) The description of the common stock contained in our registration statement on Form 8-A dated July 16, 1991, file number 000-19410, registering our common stock under Section 12(g) of the Exchange Act.


    We are also incorporating by reference additional documents that we may file with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of this offering.

    If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Commission. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

                                 Sepracor Inc.
                       Attention: Chief Financial Officer
                                111 Locke Drive
                             Marlborough, MA 01752
                           Telephone: (508) 481-6700

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

    Certain statements in this prospectus and in the documents incorporated by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on beliefs and assumptions of Sepracor, based on information currently available to each company's management. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Actual results may vary materially from those we express in forward looking statements. Factors which could cause actual results to differ from expectations include those set forth under "Risk Factors."

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except expenses incurred by the Selling Securityholders for brokerage fees, selling commissions, underwriting discounts and selling commissions and expenses incurred by the Selling Securityholders for legal services). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee--Securities and Exchange Commission....................  $  83,400
Nasdaq Listing Fee................................................     17,500
Legal fees and expenses of the Company............................     40,000
Accounting fees and expenses......................................     41,000
Printing expenses.................................................     32,700
                                                                    ---------
  Total Expenses..................................................  $ 214,600
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article NINTH of the Registrant's Restated Certificate of Incorporation (as amended, the "Certificate of Incorporation") provides that no director of the Registrant shall be liable for any breach of a fiduciary duty, except to the extent that the General Corporation Law of the State of Delaware (the "DGCL") prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

    Article THIRTEENTH of the Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all costs, charges, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any such matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice or the settlement of an action without admission of liability, he is required to be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that the is not entitled to indemnification for such expenses.

    Indemnification is required to be made unless the Board of Directors or independent legal counsel determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Board of Directors or independent legal counsel that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereto.

    Article THIRTEENTH of the Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the DGCL is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

    Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

    The Registrant maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Registrant arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 16. LIST OF EXHIBITS.

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

       *5    Opinion of Hale and Dorr LLP.

      *23.1  Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.

       23.2  Consent of PricewaterhouseCoopers LLP.

       23.3  Consent of Arthur Andersen LLP.

      *24    Power of Attorney.

      *25    Statement of Eligibility of the Trustee on Form T-1.

------------------------

*   previously filed

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

           (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this

       Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

       provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

        (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlborough, Commonwealth of Massachusetts, on this 23rd day of July 1999.



                                SEPRACOR INC.

                                BY:           /S/ TIMOTHY J. BARBERICH
                                     -----------------------------------------
                                                Timothy J. Barberich
                                         PRESIDENT; CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
                                President; Chief Executive
    * TIMOTHY J. BARBERICH        Officer and Director
------------------------------    (Principal Executive          July 23, 1999
     Timothy J. Barberich         Officer)

                                Executive Vice President;
     * DAVID P. SOUTHWELL         Chief Financial Officer
------------------------------    (Principal Financial          July 23, 1999
      David P. Southwell          Officer)

                                Senior Vice President,
     * ROBERT F. SCUMACI          Finance and
------------------------------    Administration and            July 23, 1999
      Robert F. Scumaci           Treasurer (Principal
                                  Accounting Officer)

      * JAMES G. ANDRESS        Director
------------------------------                                  July 23, 1999
       James G. Andress

      * DIGBY W. BARRIOS        Director
------------------------------                                  July 23, 1999
       Digby W. Barrios

      * ROBERT J. CRESCI        Director
------------------------------                                  July 23, 1999
       Robert J. Cresci

   * KEITH MANSFORD, PH.D.      Director
------------------------------                                  July 23, 1999
    Keith Mansford, Ph.d.

      * JAMES F. MRAZEK         Director
------------------------------                                  July 23, 1999
       James F. Mrazek

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
      * ALAN A. STEIGROD        Director
------------------------------                                  July 23, 1999
       Alan A. Steigrod



*By:    TIMOTHY J. BARBERICH
      -------------------------
        Timothy J. Barberich                                    July 23, 1999
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------

      *5     Opinion of Hale and Dorr LLP.

     *23.1   Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.

      23.2   Consent of PricewaterhouseCoopers LLP.

      23.3   Consent of Arthur Andersen LLP.

     *24     Power of Attorney.

     *25     Statement of Eligibility of the Trustee on Form T-1.

------------------------

*   previously filed